Mail Stop 4561

April 25, 2006

Tony Philipp
President and Chief Executive Officer
UpSNAP, Inc.
134 Jackson Street, Suite 203
P.O. Box 2399
Davidson, NC 28036

> **Re:** **UpSNAP, Inc.**
> **Registration Statement on Form SB-2**
> **Filed on March 31, 2006**
> **File No. 333-132799**
>
> **Form 10-KSB/A for the Fiscal Year Ended September 30, 2005**
> **Form 10-QSB for the Quarter Ended December 31, 2005**
> **File No. 0-50560**

Dear Mr. Philipp:

We have reviewed the filings above and have the following comments. Please respond to our comments on your periodic reports within 10 days of the date of this letter. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Table of Contents

1.   The Table of Contents should contain references to the location of the most significant parts of your document. In this regard, please delete the references to each specific risk factor.

Summary, page 1

2.   You disclose your acquisition of XSVoice on January 6, 2006. Please revise your summary to include a recent events section to disclose the material terms of this acquisition.

3.   You first include disclosure on your reverse merger in this section. However, we were unable to locate a discussion of the timeline leading up to and the material terms of the merger elsewhere in the prospectus. In the Business section, revise to provide a materially complete description of the merger of Manu Forti Group and Up2004Snap, Inc. See Item 101(a)(3) of Regulation S-B. You should also address the relationship between your recent capital raising transactions and the merger. In this regard, we note that your August 24, 2005 Letter of Intent committed Manu Forti Group to raise $1.98 million prior to the consummation of the merger. Revise to state if the unregistered offering of common stock and Series A warrants in September and October 2005 was undertaken to satisfy this condition of the Letter of Intent. If so, provide us a materially complete discussion of the participants and manner in which that offering was made.

4.   Expand your disclosure of the summary financial information on page 3 to state why you provide the balance sheets and statement of operations for three entities on pages 4-6 and the relationships between these entities and your current business. Your revised disclosure should address the usefulness of the summary information to potential investors in understanding and evaluating your financial condition.

UpSnap USA, Inc. Statement of Operations, page 5

5.   We note the cumulative period from inception to September 30, 2005 has been marked "unaudited." However, on page F-39, this period appears to be audited. Clarify whether this period presented on page 5 was audited for consistency with the financial statements of Up2004Snap, Inc.

Risk Factors, page 7

6.   Please review each risk factor heading to ensure it clearly conveys a separate, detailed risk to investors regarding your company, industry or the offering. Many of the subheadings merely state a fact about your business without fully describing the risks associated with that fact. For example, we note the following "[o]ur business is difficult to evaluate because we have a limited history," "[w]e need to significantly expand our distribution channels [and] since we are basically doing this from scratch, it will be very difficult," and "[a] limited public market exists for the trading of our securities." Please revise each of your subheadings to ensure that they disclose the specific risk or risks that you are discussing in the text. Rather than stating that a factor could "adversely affect" your business, the subheading should indicate what the adverse effects may be, such as reduced income or revenues or loss of customers.

7.   In addition, please expand your risk factors to provide sufficient detail regarding the identified risk. For example, in your risk factor regarding your dependence on key personnel, identify these persons, disclose the nature of any employment agreements with these persons, disclose whether you carry key man insurance and discuss how you would be specifically adversely affected if one or more of them left. In your risk factor regarding the need to expand your distribution channels, identify your current distribution channels, discuss the amount of revenue they are generating, and disclose the amount of your "limited resources" devoted to this initiative.

Financial Risks

Our business is difficult to evaluate … page 7

8.   You state that UpSNAP USA has had accumulated net losses of $203,827 as of December 31, 2005. Based on your financial statement disclosure on page F-3, it appears that $203,827 is the accumulated product development expenses of UpSnap, Inc. as of December 31, 2005. Please revise or explain your identification of this number in this risk factor as the "accumulated net losses" of the company.

9.   Revise to clarify what aspects of your business make you a "high risk" development stage company.

10.   You also disclose that you expect expenses associated with the expansion of your sales and marketing efforts and promotional arrangements with your strategic partners to include the payment of royalties, license fees, other significant guaranteed payments based upon revenue sharing agreements and the issuance of

stock in certain cases. Revise to state if you have entered into any of these types of promotional arrangements or are in active negotiations with any person or entity to enter into such promotional arrangements. Tell us whether your expectations as to future contractual arrangements are based upon experience or upon the typical contractual arrangements for strategic partners in your industry.

We will need to raise additional financing in the foreseeable future… page 7

11.   Revise the subheading and text of this risk factor to disclose that your auditors have expressed substantial doubt about your ability to continue as a going concern. Revise to state whether your cash on hand and contractually committed capital are sufficient to fund your planned operations for a period of no less than 12 months from the date of the prospectus.

We may have liabilities resulting from predecessor business operations…page 8

12.   You discuss the possibility of "unknown liabilities." Please revise to discuss any known liabilities. For example, disclose whether you are aware of any legal claims against your predecessor business operations. Discuss the steps that your predecessor business operations took to avoid intellectual property infringement and other liabilities.

Business risks

13.   Please expand this section to provide separate risk factor disclosure relating to your dependence, if any, on any current strategic partners. In this regard, we note from that you list a number of carrier, content and technology partners on your website.

We plan to build our business through merger with or acquisition… page 8

14.   Revise the text of this risk factor to disclose whether you presently have any plans, proposals or arrangements to issue shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and/or financing transactions and discuss the risk of dilution to your current shareholders in the event common stock is issued to finance these transactions.

Changes in the way information is broadcast over the internet…page 9

15.   Expand the text of this risk factor to discuss the risk to investors and your business from the possible change in the method of delivery of Internet

broadcasting. What type of "immediate and damaging effect" would such an occurrence have on your business?

Some of our existing stockholders can exert control… page 9

16.   We note your disclosure that your officers, directors and 5% beneficial owners acting together would be able to exert a significant degree of influence over your management and affairs and over matters requiring stockholder approval. Revise to state whether any of your officers and directors is affiliated with of any of your greater than 5% beneficial owners.

Market Risks

A limited public market exists for the trading of our securities… page 10

17.   The basis for your assertion that investors may find it difficult to dispose of your securities is unclear. For example, if the illiquidity of your common stock is due to a limited number of market makers, a limited number of round lot holders or low volume trading, disclose this information. Revise to describe the "lack of information" that limits your liquidity and is likely to have an adverse affect on the market price of your common stock.

Special Note Regarding Forward-Looking Statements, page 11

18.   Although no reference is made in the registration statement, we note that the press releases dated November 17 and December 1, 2005 and January 18 and February 8, 2006 found on your website make reference to "forward-looking statements within the meaning of Section 27A of the Securities Act… and Section 21E of the Securities Exchange Act..." Since the safe harbors afforded to forward-looking statements by the Private Securities Litigation Reform Act are not available to penny stock issuers, please confirm that you will refrain from making such reference in future press releases and current reports so long as your stock meets the definition of penny stock.

Market for Our Common Stock and Related Stockholder Matters, page 11

19.   It appears that the columns of the chart on the top of page 12 are mislabeled. Please revise or advise.

Plan of Operation, page 12

20.   You discuss that your focus will be "in the United States." Revise to disclose the specific local or regional markets in which you currently conduct business and

provide your services. Do you partner with local service providers and merchants, or do you have contracts that cover wider geographic areas? If you have any material agreements with merchants, mobile service providers, or other entities, please describe these and file the agreements as exhibits.

21.   Expand your disclosure to set forth the steps you intend to take in order to aggressively move forward to market and sell your search technology developed over the course of 2006. Revise to specifically disclose the status of your technology development and estimate the time it will take to complete the development of this technology. Clearly disclose the technology you currently possess and are using in your business and the technologies that are in the development phase. For example, it appears that you are disclosing in this section that the Streaming Wireless Internet Gateway (SWinG) is a technology that you have acquired that is currently in use. As another example, it is unclear what is meant by the statement on page 15 that the UpSnap USA mobile search engine "went into production in November 2005."

22.   In addition, explain what you mean when you say you will "sell" your search technology. Will you sell and transfer the intellectual property rights associated with this technology, or will you license the technology to third parties? Expand to discuss the types third parties to whom you will "sell" the technology.

23.   We also note your disclosure that you will also acquire and integrate other companies into your business model. Revise to describe the material details of your current business model. Similar to our comment above, revise to disclose whether you presently have any plans, proposals or arrangements to acquire the business assets of any company. If so, please include a materially complete description of the future acquisition. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to acquire any companies.

24.   You state that through your SWinG platform, you now enable virtually any type of live or on-demand audio content "to be delivered to all the 200 [m]illion mobile devices in North America." Provide a basis for this statement. Tell us the source of the claim that there are 200 million mobile devices in North America. Disclose if there are prerequisites to the use of your platform, such as having web-enabled mobile devices, newer or more technologically advanced mobile device models, specific mobile service carriers, or specific geographic areas. Explain why this statement is relevant to your business, given your prior statement that your focus will be "in the United States," rather than "in North America."

25.   Expand your discussion to describe the "compelling premium mobile content"
        you plan to offer and identify the "leading brands." Revise to disclose how you
        will use "Premium SMS short-codes to promote and bill" your mobile content
        service and VoIP back end technology. Expand your disclosure to explain these
        services and technologies to investors who may be unfamiliar with the industry in
        which you operate.

26.   We note the Company's Plan of Operation on page 13. Tell us whether the
        Company's plan includes a significant increase in employees. If so, include the
        information about the number employees expected to be hired by function (sales,
        research and development, etc.).

27.   You disclose that $130,000 in revenues were generated in January and February
        2006 from subscriptions and that management expects to derive additional
        revenue from paid advertising services, as well as the addition of more premium
        content channels and expansion to more carriers. Revise your disclosures to
        provide investors a clear understanding of the nature of your subscription model,
        advertising model, and content model and how these activities generate revenue
        for the Company. For example, who are the Company's customers for
        subscriptions and what services/products does a customer receive when the pay a
        subscription fee?

Liquidity and Capital Resources, page 13

28.   We note the Company expects that their funds as of March 29, 2005 are sufficient
        to meet working capital needs and to expand sales and marketing activities for the
        next twelve months. Expand this section to disclose the current rate at which you
        are using capital in operations and to indicate whether your current capital
        resources plus additional capital contractually committed to you is sufficient to
        fund your planned operations for a period of no less than twelve months from the
        date of the prospectus. To the extent you do not have sufficient capital to fund
        your current operations and plans for expansion of operations for the twelve-
        month period, disclose the minimum amount of additional capital you will need to
        obtain to fund planned operations for that period. Describe how you plan to
        obtain any such funds and also describe the effects on your business activities in
        the event you are not able to raise capital that must be obtained to fund any
        portion of twelve months of operations from the effective date. Tell us whether
        the existing funds will allow the Company to perform research and development
        of mobile and integration of multi-media content discussed under Plan of
        Operation.

Business, page 14

29.   We note the subheadings in the section include "Our Business Generally," "An
        Overview of the Industry," "Our Competition," etc. However, we were unable to
        locate any substantial disclosure regarding your principal products and services,
        their markets, and the distribution methods of your products and services. See
        Items 101(b)(1) and (2) of Regulation S-B. You should significantly expand your
        disclosure to describe your mobile search engine technology, VoIP services,
        portfolio of audio content, and SWinG platform.

30.   Revise to provide the disclosure, if applicable, required by Item 101(b)(6) of
        Regulation S-B.

Our Competition, page 15

31.   Expand you discussion of your competitive position within the markets in which
        you currently operate. For example, do any of your competitors' methods of
        operation pose a barrier to further entry into those markets? Does any one or a
        small number of competitors have a majority of the market share in these
        markets? Please revise as appropriate.

The Regulations that Apply to Us, page 16

32.   You state that your operations are not subject to any "significant" governmental
        regulations. Item 101(b)(9) requires a discussion of the effect of existing or
        probable governmental regulations on the business. Expand your discussion
        accordingly. For example, if material, discuss the impact of FCC regulations
        relating to advertising on cell phones, relevant privacy laws, and any other
        applicable regulations.

Management, page 17

33.   Revise to state Mr. Jones' business experience between 2001 and November 15,
        2005. See Item 401(a)(4) of Regulation S-B.

Executive Compensation, page 19

34.   Revise to state if any deferred compensation is owed to any of the executive
        officers named on page 17. Confirm that none of the executive officers of
        Up2004SNAP, Inc. were compensated more than $100,000 in any fiscal year for
        their services.

35.   We note your disclosure that you have a verbal agreement with your executive
        officers regarding salary of $10,000/month for your CEO and VP and $75/hour
        for your CFO. Please note that all compensation agreements with named

executive officers, including oral agreements reduced to writing, should be filed as exhibits to the registration statement. See Item 601(b)(10)(ii) of Regulation S-B.

Certain Relationships and Related Transactions, page 20

36.   Revise to disclose the consideration paid, if any, to Alto Ventures, Inc.

Change In Accountants, page 20

37.   We note in your discussion that the report of Moen & Company on your financial statements for the two most recent fiscal years was not modified as to uncertainty. However, as noted in your 8-K/A filed on November 17, 2005 and the report of Moen & Company on page F-16, Moen & Company included an explanatory paragraph in their report regarding your ability to continue as a going concern. Tell us why you have not included this information in your discussion on page 20.

Selling Stockholders, page 21

38.   Revise to describe the transactions whereby the shares to be resold were issued in materially complete terms. Disclose the basic terms of all such issuance transactions, including the dates the transactions took place, the material terms of the transactions, the parties who participated in the transactions and the number of shares and/or warrants received by them, as well as the exemptions on which you relied for each transaction and the facts that made such exemptions available. See Item 507 of Regulation S-B.

39.   Please revise to name the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered for resale by all non-reporting entities. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

40.   We note your disclosure in footnotes (13) and (20) relating to certain selling shareholders' status as a registered broker-dealer or an affiliate of a broker dealer. Please confirm that no other selling shareholders are broker-dealers or affiliates of a broker-dealer. With the exception of any placement agents, it appears that all selling shareholders acquired their shares as investments, rather than as transaction-based compensation for the performance of investment banking or similar services. Accordingly, any selling shareholder that is a registered broker-dealer should be named as an underwriter. With respect to any affiliates of registered broker dealers, expand the prospectus to indicate whether they acquired the securities to be resold in the ordinary course of business. Also indicate

whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Sales Eligible for Future Sale, page 25

41.   Revise to state the number of the 10,898,162 restricted shares outstanding that are eligible for sale under Rule 144 as of the most recent practicable date.

Plan of Distribution, page 25

42.   We note your disclosure that the anti-manipulation rules of Regulation M may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. Please revise your disclosure to state clearly that the selling shareholders will be subject to the Exchange Act rules, including Regulation M.

Where You Can Find More Information, page 28

43.   Please revise to provide disclosure pursuant to Item 101(c)(1) of Regulation S-B.

Financial Statements, page F-1

General

44.   We note the index of financial statements which includes a reference to UpSNAP USA, Inc. (formerly Up2004Snap, Inc.) (Audited). Although UpSNAP USA, Inc. (the apparent surviving operating entity) is referenced throughout the filing and included in the aforementioned index, none of the financial statements or auditor's opinions refer to this entity. Revise your filing to describe the relationship between UpSNAP USA, Inc. and Up2004Snap, Inc. to provide investors a clear understanding of the surviving operating entity that will be reporting results in the future. Further, if appropriate, consider revising references in the Up2004Snap, Inc. financial statements to provide consistency with the description in the financial statement index, i.e. UpSNAP USA, Inc. (formerly, Up2004Snap, Inc.).

45.   We note you provide pro forma financial information on pages F-28 through F-34 to reflect the combination of UpSnap, Inc and Up2004Snap, Inc. and pages F-68 through F-72 to reflect the acquisition of XSVoice, Inc. In addition we note that certain pro-forma adjustments to cash relate to the funds raised in a private placement. It is not apparent whether the pro forma information presented individually for the impact of the reverse merger with UpSNAP USA, Inc. and the acquisition of XSVoice, Inc. and the pro forma adjustment for the private

placement proceeds are presented in a manner that captures all these transactions in the most recent pro forma balance sheet (December 31, 2005) and the most recent pro forma interim and annual income statement periods (three months ended December 31, 2005 and fiscal year ended September 30, 2005). Consider presenting one set of pro forma financial statements which include the surviving entity (UpSNAP, Inc.) and the impact of transactions in the order of the timing they occurred. For example, consider presenting the December 31, 2005 balance sheet of UpSNAP, Inc., a column for the pro forma balance sheet of XSVoice, Inc. and a column for pro forma adjustments to arrive at the pro forma balance sheet (note the reverse merger with UpSnap USA, Inc. occurred in November, 2005 and is included in the balance sheet of UpSNAP, Inc. as of December 31, 2005). Further consider a comparable presentation for the pro forma income statement of UpSNAP, USA, Inc. for the year ended September 30, 2005 and three months ended December 31, 2005, which includes the results of UpSNAP USA, Inc., the results of UpSnap, Inc., pro forma adjustments to arrive at pro forma amounts before the XSVoice, Inc. acquisition, pro forma results for the XSVoice, Inc. acquisition, pro forma adjustments and pro forma results as adjusted.

UpSNAP, Inc. Financial Statements for the three months ended December 31, 2005 and 2004

Unaudited Statements of Cash Flows, page F-5

46.   We note your line item under cash flows from operating activities for the issuance of shares for acquisition in the amount of $2,097,274. Tell us why the issuance of shares for cash is classified as an operating activity as opposed to a financing activity. Refer to paragraph 19 of SFAS 95.

Note B – Summary of Significant Accounting Policies

Revenue Recognition, F-8

47.   We note in your revenue recognition policy here, on page F-44 and F-60 and in your critical accounting policies discussion on page 14 that you have revenue share arrangements with sponsored listings partners. Tell us the nature and terms of the revenue share arrangements with these partners and what they provide in earning a portion of the revenue. Additionally, clarify and disclose whether you record revenue earned from these arrangements on a gross or net basis and provide the reasons for your conclusions. In your response, tell us how you considered each of the factors presented in paragraphs 7-17 in EITF 99-19 in determining your revenue recognition policy for these arrangements.

48.   We also note in your disclosure in your plan of operation on page 12 that you will generate revenue through the sale of subscriptions and premium services. Tell us the terms of your subscription arrangements and your premium service offerings including your revenue recognition policy related to each of these arrangements.

Long-Lived Assets, page F-8

49.   We note your accounting policy for long-lived assets refers to SFAS 121. We note similar references on page F-60 in XSVoice, Inc.'s disclosures. Note that SFAS 121 was superseded by SFAS 144. Tell us how you considered adopting the provisions of SFAS 144 in accounting for your long-lived assets.

Note D – Warrants, page F-10

50.   We note you issued 2,200,000 Series B warrants and 560,000 warrants, respectively, in consideration for investor relations services and for investment banking services related to the reverse acquisition. Tell us where you recorded these warrants in your financial statements as well as your accounting policy for these equity issuances to non-employees. Address your consideration of EITF 96-18 in your response including how you valued these warrants. Additionally, tell us how you considered disclosing this policy in accordance with paragraph 8 of APB 22.

51.   Tell us how you analyzed the warrants pursuant to SFAS 133 and EITF 00-19. In this regard, tell us whether the Company determined that the warrants met the scope exception of paragraph 11(a) of SFAS 133. Provide us with your analysis using the conditions outlined in paragraphs 12 to 32 of EITF 00-19 to determine whether the warrants should be classified in equity or as a liability. Specifically, we note that the warrants have registration rights. Do they also contain liquidated damages provisions? Tell us how you considered these provisions in your analysis.   If the scope exception of paragraph 11(a) has not been met, tell us why you have not classified the warrants as a liability, initially measured at fair value, with changes in fair value reported in earnings and disclosed in the financial statements. In your response address the relevant information in Section II B of Current Accounting and Disclosure Issues in the Division of Corporation Finance, which is available on our website at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

UpSNAP, Inc. Financial Statements for the six months ended September 30, 2005 and year ended March 31, 2005 and for the period July 25, 2003 (Inception of the Development Stage) to September 30, 2005

Report of Independent Registered Accounting Firm, pages F-15 and F-16

52.   We note that the reports issued by both Bedinger & Company and Moen and Company do not cover the cumulative period from July 25, 2003 (inception) to September 30, 2005. Tell us how you intend to comply with Item 310 of Regulation S-B and SFAS 7 to include audited cumulative from inception financial statements. Further we note that Moen and Company's report refers to statements of operations and cash flows for the year ended March 31, 2004, both of which are not included in the filed financial statements. Advise or revise.

Statement of Stockholder's Equity, page F-19

53.   Tell us how you considered retroactively restating all periods to reflect the impact of the 1.3:1 stock split including your computations for earnings per share in your statements of operations on page F-18. Refer to paragraph 54 of SFAS 128.

Note K – Pro Forma Financial Information, page F-29

54.   Tell us why you included a pro forma balance sheet as of September 30, 2005 and 2004 and a pro forma statement of operations for the year ended September 30, 2004 in this registration statement. Additionally, tell us why you have not included pro forma statement of operations data for the three months ended December 31, 2005. In this regard, note that the reverse acquisition is already reflected in the balance sheet on page F-2. Additionally, note that pro forma information should not be presented for periods other than the latest fiscal year and subsequent interim period. Refer to Rule 11-02(c)(1) and (2) of Regulation S-X. Please advise.

Up2004SNAP, Inc. Financial Statements for the periods ended September 30, 2005 and 2004 and for the period April 6, 2004 (Inception of the Development Stage) to September 30, 2005

Report of Independent Registered Accounting Firm, pages F-36 and F-37

55.   We note that the reports issued by both Bedinger & Company and Beckstead and Watts, LLP do not cover the cumulative period from April 6, 2004 (inception) to September 30, 2005. Tell us how you intend to comply with Item 310 of Regulation S-B and SFAS 7 to include audited cumulative from inception financial statements.

56.   We note the report issued by Beckstead and Watts, LLP provides an opinion on the financial statements of UpSNAP, Inc. although the financial statements included in this section relate to Up2004SNAP, Inc. Tell us whether Beckstead and Watts, LLP audited the balance sheet of Up2004SNAP, Inc. as of September 30, 2004 and the related statements of operations, stockholders' equity and cash flows from April 6, 2004 (inception) to September 30, 2004 and if so, revise this report to include the proper company audited.

57.   We also note in the report issued by Beckstead and Watts, LLP the reference to audit standards generally accepted in the United States of America. Tell us how Beckstead and Watts, LLP intend to comply with PCAOB Auditing Standard No. 1, *References in Auditors' Reports to the Standards of the Public Company Accounting Oversight Board*, as approved by the Commission, which is effective for auditors' reports issued or reissued on or after May 24, 2004. For further information regarding this standard, refer to PCAOB Auditing Standard No.1 and Commission guidance available at http://www.sec.gov/rules/interp/33-8422.htm.

XSVoice, Inc. Financial Statements for the years ended December 31, 2005 and 2004

Note O – Pro Forma Financial Information, page F-68

58.   Tell us why you included a pro forma balance sheet as of September 30, 2005. In this regard, note that pro forma presentation should be based on the latest balance sheet included in the registration statement (i.e. December 31, 2005). Refer to Rule 11-02(c)(1) of Regulation S-X. Please advise.

59.   We note in your pro forma financial statements that your reference to note (1) and (2) applies to several line items in the pro forma balance sheet and pro forma statements of operations. Revise your these notes to include the basis for your allocations to the respective line items including the assumptions or specific reasons used in determining the amount of each pro forma adjustment.

60.   Revise your disclosure to provide a schedule of your calculation of the purchase price. Note that the purchase price should include allocations to specific identifiable tangible and intangible assets as well as any in-process research and development. In this regard, we note that the pro forma balance sheet information does not include any intangible assets although in Note A on page F-59, there is disclosure regarding XSVoice Inc.'s proprietary technology and content provider relationships. Explain how you considered allocating a portion of the purchase price to intangible assets and in-process research and development.

61.   We also note in your pro forma balance sheet information that you have allocated a significant amount of the purchase price to goodwill. Tell us the specific factors that contributed to a purchase price that resulted in the recognition of a significant amount of goodwill. Refer by analogy to paragraph 51(b) of SFAS 141.

62.   Also, tell us how you valued the 2,258,470 unregistered shares in determining the purchase price for the acquisition of XSVoice, Inc. We may have further comments.

Part II

Item 24. Indemnification of Directors and Officers, page II-1

63.   We note the Directors and Officers Insurance Policy filed as exhibit 10.6 to the registration statement. Please revise your disclosure to discuss this arrangement as required by Item 702 of Regulation S-B.

Recent Sales of Unregistered Securities, page II-1

64.   Please note that all securities sold within the past three years without registration should be disclosed in this section. Please confirm that all such offerings, including those made by Manu Forti Group and Up2004SNAP, Inc., are disclosed.

Exhibits and Financial Statement Schedules, Page II-3

65.   We note that several of your exhibits are filed as "forms of". Please confirm that the filed documents accurately reflect the executed agreements.

Exhibit 5.1

66.   Since 5,144,668 of the shares being registered for this transaction are not outstanding, please revise your legality opinion to also opine that these shares, when issued, will be validly issued, fully paid and nonassessable.

Form 10-KSB/A for the Transition Period from April 1, 2005 to September 30, 2005

Item 8A. Controls and Procedures

67.   We were unable to locate any of the disclosure required by this Item of Form 10-KSB in either your initial document or the two amended versions of your document. Please revise to include the required disclosure, specifically

addressing how the failure to include such disclosure in a document containing audited financial information impacts management's evaluation of the effectiveness of your disclosure controls and procedures.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Tony Philipp
UpSNAP, Inc.
April 25, 2006
Page 17

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Gilmore at (202) 551-3406 or Thomas Ferraro at (202) 551-3225 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 or Anne Nguyen, Special Counsel, at (202) 551-3611 with any other questions. You may also contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (212) 829-2033
        Gregory Katz, Esq.
        Louis A. Bevilacqua, Esq.
        Thelen Reid & Priest LLP
        Telephone: (212) 603-2000